CATCHER HOLDINGS, INC.

39526 Charlestown Pike

Hamilton, Virginia 20158-3322

December 7, 2006

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. John Reynolds, Assistant Director
Ms. Janice McGuirk
Ms. Angela Halac

Re:	Catcher Holdings, Inc. (“the Company”)
Registration Statement on Form SB-2
File No. 333-133579

Acceleration Request

Requested Date:	December 7, 2006
Requested Time:	5:00 p.m., Eastern Time

Ladies and Gentlemen:

Catcher Holdings, Inc. (the “Registrant”) hereby requests, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Registrant’s Registration Statement on Form SB-2 (File No. 333-133579) effective at the Requested Date and Requested Time as set forth above or as soon thereafter as practicable.

In delivering such request, the Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned at (925) 949-8309 and J. Nathan Jensen of Morrison & Foerster LLP at (858) 720-7912 when the order permitting such Registration Statement to become effective is issued.

Very truly yours,

CATCHER HOLDINGS, INC.

By:	/s/ Denis McCarthy
Denis McCarthy
Chief Financial Officer

cc: Jeremy D. Glaser, Morrison & Foerster LLP